Mail Stop 3561

March 12, 2010

David W. Sasnett
Chief Financial Officer
Consolidated Water Co. Ltd.
Regatta Office Park
Windward Three, 4th Floor, West Bay Road
P.O. Box 1114
Grand Cayman, KY1-1102, Cayman Islands

> **Re:** **Consolidated Water Co. Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 17, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 000-25248**

Dear Mr. Sasnett:

We have reviewed your letter dated March 10, 2010 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements – Ocean Conversion (BVI) Ltd.

Notes to Consolidated Financial Statements

Note 2. Accounting Policies, page 82

1.   We note your response to comment three in our letter dated March 5, 2010 regarding the basis behind the recordation of the accounts receivable and the

deferred revenues in the OCI-BVI balance sheets. If OCI-BVI believes that the cash basis accounting for revenue recognition is appropriate under GAAP after considering its facts and circumstances including collectability, we believe the recordation and the reporting of such accounts receivable and the deferred revenues amounts in the balance sheets is inconsistent with a cash basis revenue recognition model. In other words, if your particular fact pattern does not meet the threshold for revenue recognition under SAB 104, we are unsure how it would meet the definition of an asset to support recording accounts receivable. As such, in future filings please revise to reverse these accounts receivable and deferred revenues accounts for the OCI-BVI financial statements for all periods presented.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Notes to Condensed Consolidated Financial Statements

Note 6. Investment in and loan to affiliate, page 11

2. We note your response to comment six in our letter dated March 5, 2010. You state that you are in the process of finalizing your impairment test for the OCI-BVI equity investment, but you expect to record a substantial impairment loss for the fourth quarter of 2009 resulting from losing the bid for a new long term contract with the BVI government on February 18, 2010. Please supplementally advise us in detail how you concluded that this represents a recognized subsequent event pursuant to ASC 855-10-25-1&2 similar to the event in ASC 855-10-55-2.e. We believe if the event was of the non-recognized type, the pro forma disclosures called for in ASC 855-10-50-3 should be considered. In any event, in future filings please provide MD&A disclosures describing the uncertainties and/or any expected favorable or unfavorable impact of this event on your financial condition and operations, liquidity and earning trends.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

David W. Sasnett
Consolidated Water Co. Ltd.
March 12, 2010
Page 3

       You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

       Sincerely,

       H. Christopher Owings
       Assistant Director

cc: Leslie J. Croland
       Edwards Angell Palmer & Dodge LLP
       Via Facsimile